Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 26, 2020

Ms. Elisabeth Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 240 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 240”)

Dear Ms. Bentzinger:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, October 7, 2020, with respect to Amendment No. 240. Amendment No. 240 was filed on August 28, 2020 and included disclosure with respect to the SPDR Bloomberg Barclays 1-3 Month T-Bill ETF, SPDR Bloomberg Barclays Investment Grade Floating Rate ETF, SPDR Bloomberg Barclays Short Term High Yield Bond ETF, SPDR Nuveen Bloomberg Barclays High Yield Municipal Bond ETF, SPDR Nuveen Bloomberg Barclays Municipal Bond ETF, SPDR Nuveen Bloomberg Barclays Short Term Municipal Bond ETF, SPDR Portfolio S&P 1500 Composite Stock Market ETF (formerly, SPDR Portfolio Total Stock Market ETF), SPDR Portfolio S&P 400 Mid Cap ETF (formerly, SPDR Portfolio Mid Cap ETF), SPDR Portfolio S&P 500 ETF (formerly, SPDR Portfolio Large Cap ETF), SPDR Portfolio S&P 600 Small Cap ETF (formerly, SPDR Portfolio Small Cap ETF), SPDR S&P 500 Fossil Fuel Reserves Free ETF, and SPDR S&P 600 Small Cap ETF (each, a “Fund,” and collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectuses and Statement of Additional Information (“SAI”) filed as part of Amendment No. 240.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 240. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 240.

Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	T +1.202.739.3000 F +1.202.739.3001

Equity Funds Prospectus

1.	Comment: In the introduction to the Example table in the Fund Summary section for each Fund, please consider revising the second sentence as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and ~~then~~ either hold or sell all of your Fund Shares at the end of those periods.

Response: The Registrant notes the current disclosure tracks what is required by Item 3 of Form N-1A and, therefore, believes the current disclosure is appropriate.

2.

Comment: For Funds that include disclosure in reliance on the Stradley Ronon Stevens & Young, LLP SEC No-Action Letter (pub. avail. June 24, 2019) permitting diversified index funds to become non-diversified as a result of tracking their respective indexes, please confirm supplementally that each Fund has sent shareholders a supplement or other communication in a separate document that clearly indicates the updates to the principal strategies and risks, as well as that shareholder approval will not be sought if crossing from diversified to non-diversified as a result of tracking its index.

Response: The Registrant confirms that each Fund currently classified as “diversified” will send shareholders a supplement or other communication prior to reliance on the no-action letter.

3.

Comment: The Staff notes that certain Funds include the following sentence in the principal strategies section indicating that a Fund may invest in shares of other investment companies. Please include corresponding disclosure in the principal risks section discussing the risks associated with investing in other investment companies, including money market funds and affiliated funds.

In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index (including common stock, preferred stock, depositary receipts and shares of other investment companies), cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

Response: The referenced disclosure provides examples of types of securities a Fund may invest in while seeking to track its respective Index, in addition to securities included in the Index. Each Fund, however, does not consider investments in shares of other investment companies to be part of its principal investment strategies and, therefore, has not included additional principal risk disclosure.

4.

Comment: The Staff notes the following disclosure included in each Fund’s principal investment strategy. If a Fund is currently concentrated, please disclose this in the principal investment strategy and include corresponding risk disclosure. Please also make corresponding updates to the “Concentration” discussion in the SAI.

In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent the Index concentrates in a particular industry or group of industries.

Response: To the extent a significant portion of a Fund comprises companies in a particular sector or sectors as of a certain date, the Fund will disclose this information in the principal investment strategy and will include corresponding risk disclosure. The Registrant does not believe it is necessary to repeat this information in the “Concentration” discussion in the SAI.

5.	Comment: If a Fund will count derivatives towards meeting its 80% test with respect to Rule 35d-1, please disclose that the Fund values such derivatives on a mark-to-market basis.

Response: Each Fund does not currently intend to use derivatives to meet its 80% policy with respect to Rule 35d-1.

6.

Comment: Please consider supplementing the principal risks discussions to address the following risks associated with ETFs: (i) an active trading market may not be developed or maintained for ETF shares, and (ii) in times of market stress, Authorized Participants may not be willing or able to execute creation and/or redemption orders, which could lead to a variation between the market price of ETF shares and their underlying value.

Response: With respect to (i), the Registrant notes the “Trading Issues” discussion included in the “Non-Principal Risks” section of the Prospectus includes a statement that an active trading market may not be developed or maintained for ETF shares. With respect to (ii), the Registrant notes the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion included in the “Non-Principal Risks” section of the Prospectus includes a statement that if authorized participants exit the business or become unable to process creation and/or redemption orders, Fund shares may trade at a material discount to NAV. The Registrant believes the current placement of these discussions is appropriate. In particular, the Adviser notes that, based on its over twenty years of experience managing ETFs, it does not consider the issues discussed in “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” or “Trading Issues” to be principal risks of the Funds that are likely to have a material impact on shareholders.

7.	Comment: For Funds that principally create/redeem Creation Units for cash, consider adding disclosure to the principal risks section discussing the risks associated with such transactions.

Response: The Registrant has added a “Cash Transaction Risk” discussion for Funds that principally redeem Creation Units for cash.

8.

Comment: The Staff notes that certain Funds include the following sentence in their principal investment strategy indicating a Fund may invest in futures contracts. Please tailor the “Derivatives Risk” discussion in the principal risks section to discuss the specific types of derivatives to be used by a Fund. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Futures contracts (a type of derivative instrument) may be used by the Fund in seeking performance that corresponds to the Index and in managing cash flows.

Response: The Registrant notes that specific futures contracts risk disclosure is included in the principal risks discussion in the “Additional Risk Information” section in Item 9, and is intended to supplement and enhance the summary Item 4 “Derivatives Risk” discussion. As a result, the Registrant believes the current disclosure is appropriate.

9.	Comment: Please add a “Management Risk” discussion to each principal risks section to address risks related to each Fund utilizing a sampling strategy to track its index.

Response: The Registrant believes the current “Indexing Strategy/Index Tracking Risk” discussion included in each Fund’s principal risks section provides an appropriate explanation of the risks associated with sampling.

10.

Comment: The last sentence of the “Indexing Strategy/Index Tracking Risk” discussion in the principal risks section discusses the Adviser attempting to “replicate” the index. To avoid investor confusion, please consider using different terminology since the Adviser utilizes a sampling strategy.

The Adviser may attempt to replicate the Index return by investing in fewer than all of the securities in the Index, or in some securities not included in the Index, potentially increasing the risk of divergence between the Fund’s return and that of the Index.

Response: The Registrant has replaced the word “replicate” with “track” in the disclosure noted above.

11.

Comment: Please revise the “Liquidity Risk” discussion in the principal risks section to discuss that during stressed market conditions, Fund shares may become illiquid which could lead to differences between the market price and underlying value of the shares.

Response: The Registrant believes that even during stressed market conditions shares of the Funds do not become illiquid, but rather certain securities in a Fund’s portfolio may become illiquid. The Registrant believes that the current liquidity risk disclosure accurately and appropriately describes the principal risks of illiquidity during stressed market conditions. The Registrant notes, however, that the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion included in the “Non-Principal Risks” section of the Prospectus includes a statement that if authorized participants, market makers and/or liquidity providers exit the business, become unable to process creation and/or redemption orders and/or significantly reduce their business activities, Fund shares may trade at a material discount to NAV.

12.

Comment: For Funds that have changed the indexes they seek to track, please revise the “Fund Performance” narrative to explain that performance for periods prior to the date of the index change do not reflect the Fund’s current strategy.

Response: The Registrant notes that each Fund that has changed the index it seeks to track includes a statement in the narrative preceding the Average Annual Total Returns table stating that the performance prior to the change in index is based on the Fund’s investment strategy to track the prior index.

13.

Comment: The Staff notes the principal investment strategies for the SPDR S&P 500 Fossil Fuel Reserves Free ETF includes disclosure stating that the Fund may become non-diversified as a result of tracking its index. Please confirm the Fund’s index, the S&P 500

Fossil Fuel Free Index, is a “broad-based index.” (see Stradley Ronon Stevens & Young, LLP SEC No-Action Letter (pub. avail. June 24, 2019))

Response: The Registrant confirms the Fund’s index is a “broad based index.” The Stradley Ronon Stevens & Young, LLP no-action letter references footnote 21 of Investment Company Act Release No. 19382 for an example of a description of the characteristics of a broad-based index. Footnote 21 of Investment Company Act Release No. 19382 states: “A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” The Registrant believes the Fund’s index provides a performance indicator of the overall applicable stock market (as of July 31, 2020, the Index comprised 487 stocks included in the S&P 500 Index) and notes the Fund’s index is not composed of securities of firms in a particular industry or group of related industries. Further, the Registrant notes the Fund’s index meets the definition of “appropriate broad-based securities market index” included in the instructions to Item 27(b)(7)(ii) of Form N-1A, which provides a separate example of the characteristics of a broad-based index. In particular, the Fund’s index is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.

14.

Comment: The Staff notes that the description of the S&P 500 Index included in the SPDR S&P 500 Fossil Fuel Reserves Free ETF’s principal investment strategy differs from the description included in the SPDR Portfolio S&P 500 ETF’s principal investment strategy (e.g., inclusion of REITs, market capitalization range). Please revise the disclosure to ensure these descriptions are consistent. In addition, if REITs are part of a Fund’s principal investment strategy, please add corresponding principal risk disclosure.

Response: The Registrant has revised the description of the S&P 500 Index in the principal investment strategy for the SPDR S&P 500 Fossil Fuel Reserves Free ETF as noted below. The Registrant notes that although REITs are included in the S&P 500 Index, they do not currently represent a principal amount of the Index and, therefore, risk disclosure has not been included.

The Index is designed to measure the performance of companies in the S&P 500 Index that are “fossil fuel free”, which are defined as companies that do not own fossil fuel reserves (either proven or probable). For purposes of the composition of the Index, fossil fuel reserves are defined as (i) thermal coal reserves, (ii) other non-metallurgical coal reserves (e.g., coal for chemical biproducts, coal briquettes, residential use, liquid fuel, cement production, paper manufacturing, pharmaceutical, alumina refineries, ferrochrome, anthracite) (iii) conventional or unconventional oil reserves (e.g., natural gas liquids, oil sands, condensates and liquid petroleum gas), (iv) natural gas reserves, (v) shale gas reserves, and (vi) oil and gas reserves that have not been disclosed transparently as specific types of oil or gas, or are disclosed as one aggregate quantity of oil and gas reserves combined. The Index is a subset of the S&P 500 Index (the “Underlying Index”), which serves as the initial universe of eligible securities for the Index. The Underlying Index focuses on the large capitalization U.S. equity market, including common stock and real estate investment trusts (“REITs”). The selection universe for the S&P 500 Index includes all U.S.~~-domiciled, as determined by S&P Dow Jones Indices LLC,~~ common equities listed on the NYSE, NYSE Arca, NYSE American, NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital

Market, Investors Exchange (IEX), ~~NASDAQ Capital Market~~, Cboe BZX, Cboe BYX, Cboe EDGA, or Cboe EDGX with unadjusted market capitalizations of at least $8.2 billion ~~or more~~ and float-adjusted market capitalizations of at least $4.1 billion at the time of inclusion. The minimum required capitalization may be revised by the Index Provider (as defined below) at any time. In constructing the Index, the initial universe is screened in an effort to exclude companies with any ownership of fossil fuel reserves, including for third-party and in-house power generation, as determined by publicly available information, such as annual reports and other company publications.

15.	Comment: With respect to the following sentence included in each Fund’s principal investment strategy, please confirm whether this information should be provided for the Index instead of the Fund.

As of [July 31, 2020], a significant portion of the Fund comprised companies in the [                ] sector[s], although this may change from time to time.

Response: The Registrant confirms the information should be provided for a Fund.

16.	Comment: Please consider including “Liquidity Risk” as a principal risk for all Funds given general market concerns for ETF shares during times of market stress.

Response: Please see the response to comment 11 above.

17.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the Fund Summary for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summary. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure. In addition, please include each Fund’s policy with respect to concentration and non-diversification in the “Additional Strategies Information” section, as required by Item 9(b)(1) of Form N-1A.

Response: The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies, and therefore has not revised either the Item 4 or Item 9 disclosure. Further, the Registrant notes that each Fund’s current Item 4 principal strategies discussion discloses the Fund’s concentration policy, consistent with Item 4(a) of Form N-1A, and each Fund’s current Item 4 principal risks discussion describes the effects of non-diversification and summarizes the risks of investing in a non-diversified fund, consistent with Item 4(b) of Form N-1A. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund.

18.

Comment: The Staff notes that futures contracts are discussed as a potential non-principal investment type for each Fund in the “Additional Strategies Information” discussion. Please consider removing this reference from this section, as futures contracts appear to be principal investments of each Fund.

Response: The Registrant notes that Funds included in Amendment No. 240 will be included in a larger combined registration statement that may include funds that do not include futures contracts as a principal investment. As a result, the Registrant has not removed the reference to futures contracts from this section.

19.

Comment: The Staff notes that “Futures Contract Risk; Other Exchange-Traded Derivatives Risk” and “Leveraging Risk” are included as a principal risk for certain Funds in Item 9, but not in Item 4. Please revise to include corresponding principal risk disclosure in Item 4.

Response: The “Futures Contract Risk; Other Exchange-Traded Derivatives Risk” and “Leveraging Risk” discussions under Item 9 are intended to supplement and enhance the summary Item 4 “Derivatives Risk” discussion. As a result, the Registrant believes the current disclosure is appropriate.

Fixed Income Funds Prospectus:

20.

Comment: Please revise the principal investment strategy for the SPDR Bloomberg Barclays 1-3 Month T-Bill ETF to provide a plain English description of the “Federal Reserve System Open Market Account.”

Response: The Registrant has revised the sentence below, currently included in the third paragraph of the principal investment strategy, as follows:

The Index is market capitalization weighted, with securities held in the Federal Reserve System Open Market Account (the portfolio of U.S. Treasuries, federal agency securities and foreign currency investments held by the U.S. Federal Reserve Bank) deducted from the total amount outstanding.

21.	Comment: With respect to the SPDR Bloomberg Barclays 1-3 Month T-Bill ETF, please revise the “Low Short-Term Interest Rates Risk” discussion to note that interest rates are at historically low levels.

Response: The Registrant has updated the “Debt Securities Risk” discussion for all Fixed Income Funds to note that interest rates are at historic lows.

22.

Comment: With respect to the Municipal Bond ETFs, please revise the “Municipal Obligations Risk” discussion to address the impact of COVID-19 related to municipal obligations (e.g., negative impact on tax revenues, impact on the value of bonds, federal assistance programs like the CARES Act).

Response: The Registrant has updated the “Municipal Obligations Risk” as follows:

Municipal Obligations Risk: Issuers, including governmental issuers, may be unable to pay their obligations as they come due. The values of municipal obligations may be adversely affected by local political and economic conditions and developments. In addition, the ~~The~~ values of municipal obligations that depend on a specific revenue source to fund their payment obligations may fluctuate as a result of actual or anticipated changes in the cash flows generated by the revenue source or changes in the priority of the municipal obligation to receive the cash flows generated by the revenue source. Municipal obligations may be more susceptible to downgrades or defaults during recessions or similar periods of economic stress. In addition, changes in federal tax laws or the activity of an issuer may adversely affect the tax-exempt status of municipal obligations. Loss of tax-exempt status may cause interest received and distributed by the Fund to shareholders to be taxable and may result in a significant decline in the values of such municipal obligations.

Statement of Additional Information

23.	Comment: Please revise the “Investment Restrictions” section to list each Fund’s diversification policy as a fundamental policy.

Response: The Registrant notes that each Fund’s diversification policy is currently listed under the section entitled “Investment Policies.”

24.

Comment: With respect to each Fund’s fundamental concentration policy included in the “Investment Restrictions” section, please confirm whether each Fund considers the investments of underlying investment companies when determining compliance with its concentration policy.

Response: The Registrant expects the Fund’s investments in underlying funds to be minimal and, therefore, does not anticipate such investments impacting the Fund’s concentration policy.

25.	Comment: Please include a Rule 35d-1 non-fundamental policy in the “Investment Restrictions” section for each Fund, as applicable.

Response: The Registrant has added Rule 35d-1 non-fundamental policies for the SPDR S&P 600 Small Cap ETF, SPDR Portfolio S&P 400 Mid Cap ETF and SPDR Portfolio S&P 1500 Composite Stock Market ETF to the “Investment Restrictions” section of the SAI.

Part C

26.

Comment: Please file the license and/or sub-license agreement between the Adviser and each Index Provider, as the Staff views such agreement as a material contract required to be filed pursuant to Item 28(h) of Form N-1A.

Response: The Registrant does not believe the license agreement between the Adviser and an index provider is required to be filed because the Registrant and Funds are not parties to the license agreements and, therefore, has not filed the license agreements as exhibits to the registration statement.

27.

Comment: On the signature page of the Part C, Mr. Rosenberg’s title is listed as “Treasurer and Principal Financial Officer.” Please revise Mr. Rosenberg’s title to also include “Principal Accounting Officer” or “Comptroller,” or explain why this is not appropriate.

Response: Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the principal accounting officer of the Registrant, but it is not his title.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Andrew DeLorme, Esq.

W. John McGuire, Esq.